June 22, 2020

METALLA ROYALTY & STREAMING LTD.
Bought Deal Secondary Offering of Common Shares
Term Sheet

A FINAL BASE SHELF PROSPECTUS CONTAINING IMPORTANT INFORMATION RELATING TO THE SECURITIES DESCRIBED IN THIS DOCUMENT HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA. A COPY OF THE FINAL BASE SHELF PROSPECTUS, ANY AMENDMENT TO THE FINAL BASE  SHELF PROSPECTUS AND ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT THAT HAS BEEN FILED, IS REQUIRED TO BE DELIVERED WITH THIS DOCUMENT TO ANY INVESTOR THAT RECEIVED THIS DOCUMENT AND EXPRESSED AN INTEREST IN ACQUIRING THE SECURITIES. THIS DOCUMENT DOES NOT PROVIDE FULL DISCLOSURE OF ALL MATERIAL FACTS RELATING TO THE SECURITIES OFFERED. INVESTORS SHOULD READ THE FINAL BASE SHELF PROSPECTUS, ANY AMENDMENT AND ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT FOR DISCLOSURE OF THOSE FACTS, ESPECIALLY RISK FACTORS RELATING TO THE SECURITIES OFFERED, BEFORE MAKING AN INVESTMENT DECISION

THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND PROSPECTUS SUPPLEMENT) WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE READERS INVEST, THEY SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE PROSPECTUS SUPPLEMENT AND ANY OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THE OFFERING. THE COMPANY HAS ALSO FILED A FINAL BASE SHELF PROSPECTUS WITH EACH OF THE PROVINCIAL SECURITIES REGULATORY AUTHORITIES IN CANADA AND A PROSPECTUS SUPPLEMENT RELATING TO THE OFFERING WITH EACH OF THE PROVINCIAL SECURITIES REGULATORY AUTHORITIES IN CANADA. POTENTIAL INVESTORS MAY GET ANY OF THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR VIA SEDAR AT WWW.SEDAR.COM. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND POTENTIAL INVESTORS THE DOCUMENTS WITHOUT CHARGE IF REQUESTED. IN CANADA YOU MAY REQUEST A COPY OF THE FINAL BASE PROSPECTUS AND PROSPECTUS SUPPLEMENT FROM PI FINANCIAL CORP. BY EMAIL AT SYNDICATION@PIFINANCIAL.COM, HAYWOOD SECURITIES INC. BY EMAIL AT ECM@HAYWOOD.COM OR CANTOR FITZGERALD CANADA CORPORATION BY EMAIL AT ECMCANADA@CANTOR.COM, AND IN THE UNITED STATES FROM PI FINANCIAL CORP. BY EMAIL AT ECM-SYNDICATION@PIFINANCIAL.COM, HAYWOOD SECURITIES (USA) INC. BY EMAIL AT ECM@HAYWOOD.COM, OR CANTOR FITZGERALD & CO. BY EMAIL AT PROSPECTUS@CANTOR.COM. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING TOLL-FREE AT 1-800-810-7022.

THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

Issuer:	Metalla Royalty & Streaming Ltd. (the "Company")
Selling Shareholder:	Coeur Mining, Inc. (the "Selling Shareholder")
Offering:	2,400,000 common shares (the "Shares") offered on a secondary basis (the "Offering"), before giving effect to any exercise of the Over-Allotment Option (as defined below).
Offering Size:	US$12,720,000 before giving effect to any exercise of the Over-Allotment Option (as defined below).
Offering Price:	US$5.30 per Share
Over-Allotment Option:

The Selling Shareholder has granted the Underwriters an option, exercisable at the Offering Price at any time until 30 days following the closing of the Offering, to purchase up to an additional 15% of the Shares sold in the Offering (360,000 Shares) to cover over-allotments and for market stabilization purposes.

Shares Held by the Selling Shareholder Following Closing:

Following completion of the Offering and assuming completion of the Wharf royalty transaction described in the prospectus supplement, the Selling Shareholder is expected to hold 2,419,756 Shares of the Company, representing approximately 6.72% of the issued and outstanding Shares, before giving effect to any exercise of the Over-Allotment Option, or 2,059,756 Shares, representing approximately 5.72% of the issued and outstanding Shares, if the Over-Allotment Option is exercised in full.

Shares Outstanding:	There are currently 35,129,048 Shares of the Company outstanding.
Use of Proceeds:	The Company will not receive any proceeds from the Offering. The net proceeds of the Offering will be payable to the Selling Shareholder.

Standstill:

The Selling Shareholder has agreed that it will not, directly or indirectly, without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, offer, pledge, sell, contract to sell or otherwise lend, transfer, assign or dispose of any common shares, or financial instruments or securities convertible or exchangeable into common shares, or announce any intention to do any of the foregoing, for a period commencing on the date hereof and ending 120 days after the Closing Date, subject to certain exceptions.

Offering Procedure:

Bought deal offering, by way of prospectus supplement to the Company's short form base shelf prospectus, in all provinces of Canada (other than Quebec). Offered in the United States pursuant to a registration statement under the Multi-Jurisdictional Disclosure System, and internationally as permitted.

Eligibility:	The Shares will be eligible for RDSPs, RRSPs, RRIFs, RESPs, TFSAs and DPSPs.

Listing:	The outstanding common shares of the Company are listed on the TSX-V and the NYSE American under the symbol "MTA" and on the Börse Frankfurt (Frankfurt Stock Exchange) under the symbol "X9C".

Co-Lead Underwriters:

PI Financial Corp. and Cantor Fitzgerald Canada Corporation will act as joint book-runners and along with Haywood Securities Inc. (the "Co-Lead Underwriters") will co-lead a syndicate of underwriters in connection with the Offering (collectively, the "Underwriters").

Underwriters' Fee:	4.0%.

Closing Date:	On or about June 30, 2020 (T+5).